Page 1 of 11
      SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C.  20549

                 Schedule 13D

   Under the Securities Exchange Act of 1934
              (Amendment No. S-2)

      Acceptance Insurance Companies Inc.
               (Name of Issuer)

         Common Stock, par value $0.40
        (Title of Class of Securities)

                  068417-60-0
                (CUSIP Number)

               Robert L. Miller
1400 North Woodward Ave., Bloomfield Hills, MI 48304-2856
                (810) 258-2800
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

               December 21, 1995
     (Date of Event which Requires Filing
              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                                               Page 2 of 11
                 SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Valassis Enterprises, L.P.; EIN 38-2706946

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)[ ]
                                                   (b)[X]
3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7    SOLE VOTING POWER
                    -0-
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        792,570
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           -0-
PERSON
WITH           10   SHARED DISPOSITIVE POWER
                    792,570

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     792,570

12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14   TYPE OF REPORTING PERSON*

     PN

                                              Page 3 of 11
                 SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Enterprises, Inc.; EIN 38-2759538

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a) [ ]
                                               (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan

               7    SOLE VOTING POWER
                    -0-
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        792,570
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           -0-
PERSON
WITH           10   SHARED DISPOSITIVE POWER
                    792,570

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     792,570

12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14   TYPE OF REPORTING PERSON*

     CO

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                                              Page 4 of 11
                 SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George F. Valassis; SS ####-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [ ]
                                                   (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               7    SOLE VOTING POWER
                    532,757
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        848,527
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           532,757
PERSON
WITH           10   SHARED DISPOSITIVE POWER
                    848,527

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,381,284

12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%

14   TYPE OF REPORTING PERSON*

     IN


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                                           Page 5 of 11
                 SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Doug T. Valassis; SS ####-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [ ]
                                                   (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               7    SOLE VOTING POWER
                    4,545
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY        1,442,118
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           4,545
PERSON
WITH           10   SHARED DISPOSITIVE POWER
                    1,442,118

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,446,663

12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14   TYPE OF REPORTING PERSON*

     IN

                                                          Page 6 of 11
                 SCHEDULE 13D
Introduction.

     This Statement on Schedule 13D (this "Filing") is jointly filed by George F. Valassis, Doug T. Valassis, Franklin Enterprises, Inc., a Michigan corporation ("Franklin") and Valassis Enterprises, L.P., a Delaware limited partnership ("Valassis LP" and, collectively with George F. Valassis, Doug
T. Valassis, and Franklin, the "Reporting Persons"). This Filing constitutes (1) an amendment to the statements on Schedule 13D previously filed by George F. Valassis, either separately or jointly with other persons (including some of the other persons making this Filing), since April 9, 1990; (2) an amendment to the statements on Schedule 13D previously filed by Doug T. Valassis jointly with other persons (including some of the other persons making this Filing) since February 6, 1991; (3) an amendment to the statements on Schedule 13D previously filed by Valassis LP jointly with other persons (including some of the other persons making this Filing) since September 10, 1991; and (4) an amendment to the statement on Schedule 13D filed by Franklin jointly with George F. Valassis, Doug T. Valassis, and Valassis LP on August 13, 1993 (the "August 1993 Filing"). To distinguish the August 1993 Filing from other statements on Schedule 13D previously filed by some of the Reporting Persons, such filing was designated and numbered Amendment S-1. This Filing accordingly has been designated and numbered Amendment S-2, and any subsequent joint amendments to this Filing filed by the Reporting Persons will be similarly designated and numbered.

ITEM 1.  Security and Issuer.

          Issuer:Acceptance Insurance Companies Inc.
                    (hereinafter, the "Issuer")
                    222 South 15th Street
                    Suite 600 North
                    Omaha, Nebraska  68102

          Security: Common Stock, $.40 par value per share
                    (CUSIP No. 68417-60-0)

ITEM 2.  Identity and Background.

     George F. Valassis and Doug T. Valassis are citizens of the United States of America. George F. Valassis's business address is 7280 Palmetto Park Rd., Suite 310, Boca Raton, Florida 33433. Doug T. Valassis's business address is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

     Franklin is a Michigan corporation engaged principally in the businesses of providing investment capital and business consulting services and investing in securities and real estate. Franklin also is a general partner of Valassis LP, a Delaware limited partnership engaged principally in the businesses of providing investment capital and investing in securities and real estate, of which George F. Valassis is the other general partner. The principal office and business address of both Franklin and Valassis LP is the same as that reported above for Doug T. Valassis.

     George F. Valassis is the Chairman of the board of directors of Franklin (his principal occupation) and its sole shareholder. He also is a general partner of Valassis LP. Directly and through Franklin, George F. Valassis owns a 0.2% general partnership interest in Valassis LP. He also owns substantially all of the limited partnership interests in Valassis LP, the remaining limited partnership interests in which (aggregating to less than 3%) are owned directly or indirectly by Doug T. Valassis and D. Craig Valassis, who are sons of George F. Valassis, and by Nancy P. Valassis, the wife of George F. Valassis.

     George F. Valassis also is the settlor of an irrevocable family trust established October 14, 1992 (the "Valassis Children's Trust"), the assets of which are divided into a subtrust for the benefit of Doug T. Valassis

                                                              Page 7 of 11
and his descendants, another subtrust for the benefit of D. Craig Valassis and his descendants, and a third subtrust for the benefit of their sister Debra A. Lyonnais and her descendants. In addition, George F. Valassis is the settlor of another family trust established for the benefit of Doug T. Valassis, D. Craig Valassis, Debra A. Valassis (now Lyonnais), and Diane P. Valassis (now Johnson) under an agreement dated February 3, 1986 (the "Valassis Family Trust"), as well as its sole trustee. Doug T. Valassis, D. Craig Valassis, and Edward W. Elliott are the co-trustees of the Valassis Children's Trust with respect to each of its subtrusts.

     The principal occupation of Doug T. Valassis is President and Chief Executive Officer of Franklin. Doug T. Valassis also is a director of Franklin. The only other executive officers and/or directors of Franklin are D. Craig Valassis, its Vice President (his principal occupation) and Edward W. Elliott, who is a director of Franklin and its Vice-Chairman and Chief Financial Officer (his principal occupation). Doug T. Valassis is also the Chairman and a director of Ryback Management Corporation, a Michigan corporation ("Ryback Management") and the Chairman and a trustee of Lindner Investments. Ryback Management is an investment adviser registered under the Investment Advisers Act of 1940 and is the adviser for Lindner Investments, a Massachusetts business trust which operates six separate series, each of which is registered under the Investment Company Act of 1940 as an open-end management investment company. Lindner Growth Fund is one of these series. Since December 22, 1992, both Doug T. Valassis and Edward W. Elliott have been directors of the Issuer.

     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     On August 26, 1993, Valassis LP purchased 62,500 shares of the common stock of the Issuer from an unrelated third party in a private transaction at a purchase price of $14-3/8 per share. The purchase price was paid in cash from working capital funds of Valassis LP, without involving any borrowing.

     On November 1, 1994, in a private transaction with another unrelated party, Thomas R. Kelsey, Valassis LP purchased 27,000 shares of Issuer common stock at a purchase price of $16-5/8 per share and, for a price of $3-5/8 per right, agreed with Mr. Kelsey that he would have the right to repurchase such 27,000 shares for $16 per share (the "Kelsey Repurchase Right"). The Kelsey Repurchase Right was exercisable, with respect to 1,000 shares or any integral multiple thereof, at any time or from time to time through November 1, 1996. On December 1, 1995, Valassis LP reacquired the Kelsey Repurchase Right at a price of $3-5/8. The consideration paid by Valassis LP to acquire the 27,000 shares from Mr. Kelsey, net of the consideration paid by Mr. Kelsey to acquire the Kelsey Repurchase Right, and the consideration paid to reacquire the Kelsey Repurchase Right, was paid in cash from Valassis LP working capital funds, without involving any borrowing.

     At the time of the August 1993 share purchase reported above, Valassis LP owned 651,820 shares of Issuer common stock, warrants to purchase 51,250 shares of Issuer common stock exercisable through April 1, 1997 at $9.50 per share (the "Noteholder Warrants"), and warrants to purchase 649,548 shares of Issuer common stock exercisable at $11 per share through January 27, 1997, subject to earlier redemption by the Issuer under certain circumstances at $0.10 per warrant (the "Rights Offering Warrants"). As reported in more detail in the August 1993 Filing, (a) the Noteholder Warrants had been acquired from the Issuer on April 10, 1992 as part of the consideration given to Valassis LP for its cancellation of certain preexisting indebtedness in principal amount of $5,000,000 owed to Valassis

                                                            Page 8 of 11
LP by the Issuer and for a commitment by Valassis LP to purchase additional shares and warrants in a subsequent rights offering by the Issuer, (b) 2,272 of Valassis LP's shares of Issuer common stock had been purchased for an aggregate cash price of $23,861.25 in a private transaction with a former Valassis LP employee on July 29, 1992, and (c) the remaining shares and the Rights Offering Warrants had been acquired from the Issuer, for $5,196,064 paid partly in cash and primarily by cancellation of $5,000,000 in principal amount of indebtedness incurred by the Issuer concurrently with its issuance of the Noteholder Warrants, pursuant to the exercise of rights to purchase units of shares and Rights Offering Warrants (the "Rights") that had been distributed by the Issuer in its rights offering commenced on December 23, 1992 (the "Rights Offering"). As also reported in the August 1993 Filing, 609,167 of the Rights so exercised had been exercised for the benefit of Valassis LP by other Valassis parties (including George F. Valassis, Doug T. Valassis, D. Craig Valassis, and the Valassis Family Trust) that then owned such Rights, for which Valassis LP became obligated to pay such owners $3 per Right. That payment subsequently was made by Valassis LP in cash out of its working capital funds, without involving any borrowing.

     On September 29, 1994, Valassis LP transferred all of the Rights Offering Warrants to the Valassis Children's Trust for $3 per warrant. The Rights Offering Warrants were allocated as nearly equally as possible among the three subtrusts of the Valassis Children's Trust and were paid for with cash assets of such subtrusts, without involving any borrowing. After the transfer of the Rights Offering Warrants to the Valassis Children's Trust, the Issuer gave notice that, as permitted by their terms, it would redeem all such warrants as of 5:00 p.m. EST on December 1, 1994, to the extent they had not by then been exercised. In light of such notice, on November 29, 1994, all of the Rights Offering Warrants held in the Valassis Children's Trust were exercised. The aggregate exercise price of $7,145,138 was paid proportionately out of cash assets of the three subtrusts, and each subtrust will be allocated its proportionate share of the aggregate 649,548 shares of Issuer common stock issuable pursuant to such exercise.

     In addition to the transactions involving Valassis LP reported in the August 1993 Filing, that filing also reported certain other transactions. In summary, those transactions were: (a) receipt by George F. Valassis of 6,639 shares of Issuer common stock in connection with the September 25, 1992 merger of The Major Group, Inc. ("Major Group") into the Issuer as consideration for the Major Group shares theretofore owned by George F. Valassis, (b) Issuer distributions of Rights to George F. Valassis, Doug T. Valassis, D. Craig Valassis, the Valassis Family Trust, certain other members of the Valassis family, and a since-dissolved corporation then known as SRE Holding Company ("SREH") in the pro rata Rights distribution to the Issuer's shareholders which began the Rights Offering, (c) distributions of shares of Issuer common stock and Rights by SREH to a liquidating trust established in connection with SREH's dissolution, (d) distributions of Rights by the liquidating trust to George
F. Valassis, his wife, and the Valassis Family Trust in connection with the exercise by them of certain "withdrawal rights" they then possessed as former shareholders of SREH, (e) liquidating distributions of shares of Issuer common stock to the same Valassis parties in the course of completing SREH's liquidation, and (f) a June 30, 1993 cash purchase of 2,000 shares of Issuer common stock made in the open market by Edward W. Elliott at $12-1/2 per share. The August 1993 Filing also reported that the limited partnership interests in Valassis LP then owned by Doug T. Valassis and D. Craig Valassis were acquired by them after the close of 1991 and 1992 for services rendered to Valassis through another corporation owned by them. Since then, as a result of such compensation arrangements, their limited partnership interests in Valassis LP have increased slightly, and it is possible they will continue to increase in the future pursuant to such compensation arrangements.

     Except as reported above and in the August 1993 Filing, all Issuer securities reported in Item 5 below have been owned by their present owners since March 1992, at the latest. Further information concerning the circumstances under which such securities were acquired is provided in one or more initial statements on Schedule 13D or Schedule 13D amendments preceding the August 1993 Filing heretofore filed by one or more of the Reporting Persons.

                                                          Page 9 of 11
ITEM 4.  Purpose of Transaction.

     The shares purchased by Valassis LP in the August 1993 and November 1994 transactions reported in Item 3 were acquired by Valassis LP to increase its proportionate equity interest in the Issuer (and thereby, indirectly, those of the members of George F. Valassis's family directly or indirectly having an economic interest in Valassis LP). The September 1994 transfer of Rights Offering Warrants from Valassis LP to the Valassis Children's Trust reported in Item 3 was undertaken for estate planning reasons. The November 1994 exercise of Rights Offering Warrants reported in
Item 3 was undertaken to avoid the redemption of such warrants by the Issuer that otherwise would have occurred and thereby to avoid the otherwise likely dilution of the aggregate proportionate equity interest in the Issuer of members of the Valassis family and related entities.

     Under the terms of the trust instrument governing the Valassis Children's Trust, at any time while Edward W. Elliott continues to be a co-trustee of the Valassis Children's Trust, he has the right to acquire any and all assets held in the trust by substituting other assets of equivalent value (the "Trust Substitution Right"). However, he has no present plans or intentions to exercise that right with respect to any trust assets, including any consisting of Issuer securities. There also is no present plan or proposal of any of the Reporting Persons for the exercise of any of the Noteholder Warrants held by Valassis LP or for any other disposition of any such warrants, nor (other than pursuant to the Kelsey Repurchase Right, if and when it should be exercised) is there any other plan or proposal of any of the Reporting Persons otherwise to acquire or dispose of any Issuer common stock or other Issuer securities.

     However, each of the Reporting Persons intends to monitor the affairs of the Issuer closely. In that connection, George F. Valassis, Franklin, and those Reporting Persons who are associated with Franklin, acting in such capacity, intend periodically to review Valassis LP's investment in Issuer securities, and those Reporting Persons who are co-trustees of the Valassis Children's Trust, acting in such capacity, intend periodically to review that trust's investment in Issuer securities. In addition, each of George F. Valassis, Doug T. Valassis, D. Craig Valassis and Edward W. Elliott intends periodically to review his own personal investment in Issuer securities, and George F. Valassis also intends periodically to review the investment of the Valassis Family Trust in Issuer securities. Depending on the results of such monitoring and reviews and other facts and circumstances then existing, it is therefore possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of warrants, or otherwise, may acquire, or dispose, of Issuer common stock or other Issuer securities. If any acquisition subsequently is determined upon by any of the Reporting Persons, such acquisition may be undertaken with a view to maintaining the present percentages of ownership of Issuer common stock of the Reporting Persons or with a view to acquiring a greater interest, possibly even a majority interest, and a commensurately greater voice in the affairs of the Issuer on the part of one or more of the Reporting Persons, other members of the Valassis family, the Valassis Family Trust, or the Valassis Children's Trust.

     Except as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (c) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from

                                                           Page 10 of 11
a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

     Preliminary Note: Percentages of outstanding Issuer common stock reported herein are based on 15,105,661 outstanding shares -- which is the number that the Issuer has informed the Reporting Persons will be outstanding after issuance of all shares for which Rights Offering Warrants were exercised. In addition, for purposes of reporting in this Item, the 51,250 shares subject to the Noteholder Warrants held by Valassis LP (all of which are currently exercisable) are treated as outstanding.

     Valassis LP is the direct owner of 792,570 shares (5.2%) of Issuer common stock (including 51,250 shares issuable upon exercise of the Noteholder Warrants). Voting and dispositive power over all such shares is shared (for the benefit of Valassis LP) by George F. Valassis and Franklin, in their capacities as general partners of Valassis LP.

     Except for the 792,570 shares of Issuer common stock owned by and issuable to Valassis LP, over which Franklin shares voting and dispositive power as a general partner of Valassis LP, Franklin would not be deemed to own any shares of Issuer common stock or any other equity securities of the Issuer, directly or indirectly. Franklin disclaims beneficial ownership of the shares owned by and issuable to Valassis LP except to the extent of Franklin's partner interest in Valassis LP.

     George F. Valassis is (or by virtue of his relationships with the Valassis Family Trust and Valassis LP may be deemed to be) the beneficial owner of 1,381,284 shares of Issuer common stock (9.1%). Such 1,381,284 shares include 325,796 shares directly owned by George F. Valassis, 206,961 shares held by George F. Valassis in his capacity as trustee of the Valassis Family Trust, 741,320 shares owned and held by Valassis LP, 51,250 shares issuable to Valassis LP upon its exercise of Noteholder Warrants, and 55,957 shares directly owned by George F. Valassis's wife, Nancy P. Valassis, as to which shares George F. Valassis disclaims beneficial ownership. In addition, since George F. Valassis is not a beneficiary of the Valassis Family Trust, he disclaims beneficial ownership of the 206,961 shares held in such trust, and George F. Valassis also disclaims beneficial ownership of the shares owned and issuable to Valassis LP except to the extent of his proportionate partnership interest in Valassis LP. Of the 1,381,284 shares of Issuer common stock which are or may be deemed to be beneficially owned by George F. Valassis, he has both sole voting power and sole dispositive power with respect to 532,757 shares (3.5%) (those shares being the shares directly owned by him and the shares held by him as trustee of the Valassis Family Trust) and both shared voting power and shared dispositive power with respect to 792,570 shares (5.2%) (those shares being the shares owned by and issuable to Valassis LP).

     Doug T. Valassis is the beneficial owner of and has sole voting and dispositive power with respect to 4,545 shares (less than 1%) of Issuer common stock. By virtue of his position as Chief Executive Officer of Franklin and Franklin's status as a general partner of Valassis LP, Doug T. Valassis also may be deemed to share voting and dispositive power over (and therefore to own beneficially) the 792,570 shares (5.2%) of Issuer common stock owned by and issuable to Valassis LP. However, Doug T. Valassis disclaims beneficial ownership of those shares except to the extent of his
proportionate partner interest in Valassis LP.   By virtue of his positions
as trustee of Lindner Investments and Chief Executive Officer of Ryback Management and Ryback Management's status as the adviser for Lindner Investments, Doug T. Valassis also may be deemed to share voting and dispositive power over (and therefore to own beneficially) the 208,700 shares (1.4%) of Issuer common stock owned by Lindner Growth Fund, which were acquired in open market transactions between August 30 and December 21, 1995. However, Doug T. Valassis disclaims beneficial ownership of those
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                                                         Page 11 of 11
shares except to the extent of his proportionate ownership of shares of Lindner Growth Fund. By virtue of his position as a co-trustee of the Valassis Children's Trust, Doug T. Valassis also shares voting and dispositive power over assets held in that trust and therefore may be deemed to own beneficially the 649,548 shares (4.3%) of Issuer common stock issuable to the trust pursuant to its exercised Rights Offering Warrants. However, Doug T. Valassis also disclaims beneficial ownership of those shares, except to the extent of 216,516 shares (1.4%) issuable pursuant to those exercised Rights Offering Warrants allocated to the subtrust of which he is a beneficiary.

     With respect to acquisitions of Issuer common stock and of Rights Offering Warrants since the August 1993 Filing was filed, see Item 3 hereof.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Except as hereinabove reported, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among any of the Reporting Persons or between any of them and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are any Issuer securities reported herein pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

ITEM 7.  Material Filed as Exhibits.

          NONE


                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth on this statement is true, correct and complete.

                              VALASSIS ENTERPRISES, L.P.
                              By: /S/ Robert L. Miller
                                 Robert L. Miller, Secretary/Treasurer
Date:  January 30, 1996


                              FRANKLIN ENTERPRISES, INC.
                              By: /S/ Robert L. Miller
                                Robert L. Miller, Secretary/Treasurer
Date:  January 30, 1996


                              /S/ George F. Valassis
                              GEORGE F. VALASSIS
Date:  January 30, 1996


                              /S/ Doug T. Valassis
                              DOUG T. VALASSIS
Date:  January 30, 1996